December 19, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Michael R. Clampitt

Senior Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	County Bancorp, Inc.
Registration Statement on Form S-1
Filed on November 10, 2014
File No. 333-200081

Ladies and Gentlemen:

We are submitting this letter on behalf of County Bancorp, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 5, 2014 relating to the Company’s Registration Statement on Form S-1 filed with the Commission on November 10, 2014 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith.

Please note that the EDGAR-filed version of Pre-Effective Amendment No. 1 has been tagged to indicate the cumulative revisions relative to the Registration Statement.

In providing this response, the Company also acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

December 19, 2014

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery four copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Prospectus Summary

Overview

Our History and Performance, page 1

1.	Staff Comment: We note your disclosure that you are one of the largest banks in the agricultural loan section. Given your disclosure on page 12 that you are the 39th largest farm lender bank in the US, please revise your disclosure to include a less subjective description.

Response: The Company revised the disclosure under this heading on page 1 of Amendment No. 1 to state that, according to the American Bankers Association, at June 30, 2014, the Company was the 39th largest farm lender bank in the United States measured by total dollar volume of farm loans. The Company also revised the corresponding disclosure under the section entitled “Business—Overview—Our History and Performance” on page 38 of Amendment No. 1.

Our Management and Employees, page 2

2.	Staff Comment: We note that 42% of your common stock is owned by your executive managers and directors. We note further that certain of your officers and directors will be selling their shares as part of this offering. Please revise to add the percentage of shares that the managers and directors will hold upon the completion of the offering.

Response: The Company revised the disclosure under this heading on page 2 of Amendment No. 1 to include a placeholder for the percentage of shares of the Company’s common stock that managers and directors will own upon the completion of the offering. The Company also revised the corresponding disclosure under the section entitled “Business—Overview—Our Management and Employees” on page 39 of Amendment No. 1. In each case, the disclosure will be revised in a future pre-effective amendment after the Company has determined the number of shares of common stock to be sold in the offering.

Securities and Exchange Commission

December 19, 2014

Our Strategy

Focus on Diversified, Low-Cost Funding Sources, page 3

3.	Staff Comment: We note your disclosure that you typically pay higher rates for deposits in the markets that you serve. Please revise to clarify the meaning of this statement, including the reason why the rates paid are higher, and to what you are comparing the rates.

Response: The Company has revised the disclosure under this heading on page 3 of Amendment No. 1 to include the requested clarification. The Company also revised the corresponding disclosure under the section entitled “Business—Our Strategy—Focus on Diversified, Low-Cost Funding Sources” on page 40 of Amendment No. 1.

Risk Factors

Risks Related to Our Business, pages 13-14

4.	Staff Comment: Please expand the discussion in the first two risk factors included in this section to more specifically address the risks that you face as a result of the significant emphasis on agricultural loans. For example, in the first risk discussed, you state that the “agricultural economy is subject to certain risks that are either inherently volatile or beyond our ability… to control.” You give examples of a very broad range of risks, but do not adequately describe the nature of each one listed. Please revise.

Response: The Company has expanded its discussion in the first two risk factors included in this section on pages 13-14 of Amendment No. 1 to more specifically address the risks that the Company faces as a result of our significant emphasis on agricultural loans.

Volatility in commodity prices may adversely affect our financial condition and results of operations, page 15

5.	Staff Comment: We note your statement that milk prices have fluctuated. Please revise to describe the recent fluctuations and any known or attributed causes of such fluctuations.

Response: The Company revised the disclosure under this risk factor on page 15 of Amendment No. 1 to describe recent fluctuations and potential causes of such milk price fluctuations.

Use of Proceeds, page 31

6.	Staff Comment: We note that you list the redemption of the SBLF Preferred Stock as only a possible use of the proceeds from the offering rather than an intended use. Given the approaching dividend rate increase, please revise to state the anticipated cost to redeem the shares and provide more detail into the Company’s plans with respect to redemption.

Response: The Company revised the disclosure under this heading on page 31 of Amendment No. 1 to state that the Company intends to redeem the SBLF Preferred Stock no later than the first quarter of 2016, prior to the date on which the dividend rate on the SBLF Preferred Stock will

Securities and Exchange Commission

December 19, 2014

increase to 9.0%, and regardless of when we redeem our SBLF Preferred Stock, it will cost the Company $15 million in redemption price, plus any accrued and unpaid dividends to the date of redemption. Even without any net proceeds from the sale of our common stock in this offering, the Company believes it currently has sufficient capital to redeem the SBLF Preferred Stock. If the Company uses the proceeds from this offering for other purposes as enumerated under this heading, the Company anticipates that it will still be able to redeem the SBLF Preferred Stock without any of the costs or uncertainty associated with seeking to borrow funds or raise capital in a separate, subsequent offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 51

7.	Staff Comment: Please revise this section to focus on management’s analysis of known material trends, events, demands, commitments and uncertainties related to your results of operations. In your discussion of operating results, you should focus on explaining the underlying reasons for trends and changes in financial results rather than merely restating financial information in a narrative form that is also included in a tabular format. Refer to Item 303(A)(3) of Regulation S-K.

Response: The Company revised this section to focus on the material trends, events, demands, commitments and uncertainties related to our results of operations throughout this section.

8.	Staff Comment: Please revise to more comprehensively explain the reasons between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses (i.e. collectively evaluated and individually evaluated).

Response: The Company revised this section to more comprehensively explain the reasons between changes in credit quality of our loan portfolio and the amount of our provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end.

Supervision and Regulation, page 98

9.	Staff Comment: You may not qualify your disclosure by reference to the applicable statutes, regulations and regulatory policies. Please revise to state that all material terms have been discussed. Please make similar changes to the first paragraph in “Description of Capital Stock” on page 98.

Response: The Company revised the disclosures under the headings “Supervision and Regulation—General” and “Description of Capital Stock—General” on pages 98 and 110, respectively, to remove the qualifying language and indicate that all material terms have been discussed.

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Securities and Exchange Commission

December 19, 2014

We greatly appreciate the Staff’s prompt review of Amendment No. 1. We anticipate seeking to launch the roadshow early to mid-January, and would like to request effectiveness of the Registration Statement as soon as possible. Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9674.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ John T. Reichert

John T. Reichert